www.eclipsys.com

June 30, 2009

Mr. Kevin Dougherty

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Eclipsys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 8, 2009
File No. 0-24539

Dear Mr. Dougherty:

As discussed, we acknowledge receipt of the letter from the Staff of the United States Securities and Exchange Commission, dated June 19, 2009, relating to the above-referenced filings. We hereby respectfully request an extension of 10 business days so that we can devote the appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to deliver our responses to the comment letter on or before July 20, 2009.

If you have any questions or need additional information with respect to this request please do not hesitate to contact me.

Sincerely,

/s/ W. David Morgan III
W. David Morgan III Interim Chief Financial Officer Eclipsys Corporation

Cc:	Philip M. Pead, Eclipsys Corporation
Kathleen Collins, SEC Staff
Kari Jin, SEC Staff
Christine Davis, SEC Staff
Barbara Jacobs, SEC Staff

Three Ravinia Drive, Atlanta, GA 30346 — 404.847.5000 — fax 404.847.5700 — info@eclipsys.com

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